Exhibit 3.3

CERTIFICATE OF CORRECTION
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
PLURALSIGHT, INC.
Pluralsight, Inc., a Delaware corporation, hereby certifies as follows:
ONE: The name of the corporation is Pluralsight, Inc.
TWO: The Amended and Restated Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on May 16, 2018 and requires correction in accordance with Section 103(f) of the General Corporation Law of the State of Delaware.
THREE: The inaccuracy or defect to be corrected is that, due to a typographical issue, Subsection (c) of Section V.2(a) of the Amended and Restated Certificate of Incorporation of the corporation, regarding the voting power of Class C Common Stock, refers to Class B Common Stock instead of Class C Common Stock.
FOUR: Subsection (c) of Section V.2(a) of the Amended and Restated Certificate of Incorporation of the corporation is hereby corrected and shall read in its entirety as follows:
Class C Common Stock. Each share of Class C Common Stock shall entitle the record holder thereof as of the applicable record date to ten (10) votes per share in person or by proxy on all matters submitted to a vote of the holders of Class C Common Stock, whether voting separately as a class or otherwise, except as otherwise provided pursuant to Section V.6(c) below.
IN WITNESS WHEREOF, this Certificate of Correction has been executed on March 4, 2019

PLURALSIGHT, INC.

By: /s/ Matthew Forkner
Name: Matthew Forkner
Title: Secretary